January 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios

Liz Packebusch

Ranjit Singh Pawar

Kimberly Calder

John Coleman

Re:	Titan America SA

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted December 20, 2024

CIK No. 0002035304

Ladies and Gentlemen:

On behalf of our client, Titan America SA (the “Company”), we wish to inform you that the Company has publicly filed its initial registration statement on Form F-1 (the “Registration Statement”) which relates to a proposed initial public offering of common shares of the Company. The Registration Statement reflects the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided verbally to us on a telephone call on January 8, 2025, as well as certain updated and supplemental information.

We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. Unless otherwise indicated, page number references below refer to the Registration Statement.

Registration Statement on Form F-1

Prospectus Summary, page 3

1.

With a view towards disclosure, please provide support for your statement on page 3 and on page 126 that between fiscal years 2013 and 2023 you have grown your sales from $539 million to approximately $1.6 billion (an 11% CAGR), your net income went from a loss of $654 million to a positive $155.2 million and your adjusted EBITDA increased from $36 million to $328 million (a 25% CAGR), while your net income margins has grown from negative 12% to positive 10% during that same period.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 127.

* * * *

We hope that the Company’s response above adequately address the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Jeffrey D. Karpf at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2864 or jkarpf@cgsh.com or Lillian Tsu at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2130 or ltsu@cgsh.com.

Very truly yours,

/s/ Jeffrey D. Karpf
Jeffrey D. Karpf Partner

cc:	Bill Zarkalis

Chief Executive Officer, Titan America SA

Lillian Tsu

Cleary Gottlieb Steen & Hamilton LLP